Stradley Ronon Stevens & Young, LLP

2005 Market Street, Suite 2600

Philadelphia, PA 19103

Telephone 215.564.8000

Fax 215.564.8120

www.stradley.com

J. Stephen Feinour, Jr.

jfeinourjr@stradley.com

215.564.8521

1933 Act Rule 485(a)

1933 Act File No. 033-11905

1940 Act File No. 811-05010

September 30, 2019

VIA EDGAR TRANSMISSION

Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:       Mutual Fund and Variable Insurance Trust (the “Registrant”)

File Nos. 033-11905 and 811-05010

Dear Sir or Madam:

On behalf of the Registrant, and pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), please find transmitted herewith, for filing via the EDGAR system, Post-Effective Amendment Nos. 200/201 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”). The Registrant is filing this Amendment for the purpose of (i) changing the name of Rational Dividend Capture Fund, a series of the Registrant, to Rational Equity Armor Fund; (ii) making certain changes to the principal investment strategies and principal risks of Rational Dividend Capture Fund (to be renamed Rational Equity Armor Fund); and (iii) making certain changes to the principal investment strategies and principal risks of Rational Strategic Allocation Fund, a series of the Registrant (together with Rational Dividend Capture Fund, the “Funds”).

The Registrant intends, prior to the effective date of the Amendment, to file a subsequent post-effective amendment, pursuant to Rule 485(b) under the 1933 Act, for the purposes of: (i) responding to any comments conveyed by the U.S. Securities and Exchange Commission staff on the Amendment; and (ii) updating certain information contained in the prospectus and statement of additional information relating to the Funds.

The Amendment relates only to the Funds and does not affect the prospectuses and statements of additional information of the Registrant’s other series.

Please direct questions or comments relating to this filing to me at the above-referenced telephone number.

Sincerely, /s/ J. Stephen Feinour, Jr. J. Stephen Feinour, Jr.